EXHIBIT 99.7

Disclosure of Transactions in Own Shares

Paris, March 21, 2019 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from March 14, 2019 to March 20, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
14.03.2019	61,757	51.5612	3,184,265	XPAR
14.03.2019	8,653	51.5501	446,063	BATE
14.03.2019	26,569	51.5504	1,369,641	CHIX
14.03.2019	-	-	-	TRQX
15.03.2019	62,296	51.7997	3,226,915	XPAR
15.03.2019	8,717	51.7381	451,001	BATE
15.03.2019	25,553	51.7379	1,322,057	CHIX
15.03.2019	-	-	-	TRQX
18.03.2019	47,449	51.9464	2,464,804	XPAR
18.03.2019	7,400	51.9350	384,319	BATE
18.03.2019	22,158	51.9379	1,150,839	CHIX
18.03.2019	-	-	-	TRQX
19.03.2019	578,546	51.7859	29,960,529	XPAR
19.03.2019	20,945	51.7590	1,084,092	BATE
19.03.2019	46,418	51.7992	2,404,413	CHIX
19.03.2019	-	-	-	TRQX
20.03.2019	688,079	50.7140	34,895,255	XPAR
20.03.2019	35,278	50.7240	1,789,443	BATE
20.03.2019	111,353	50.7430	5,650,386	CHIX
20.03.2019	-	-	-	TRQX
Total	1,751,171	51.2708	89,784,022

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Investor Relations: +44 (0)207 719 7962 l ir@total.com